P.E 2/1/02

02013841

RECD S.E.C.
FEB 1 1 2002
1086

1038683

CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Ryanair Holdings plc

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

RYANAIR HOLDINGS FILE – RULE 135 (c) RELEASE

DUBLIN (February 8, 2002) Ryanair Holdings plc ("Ryanair") announced today that it has placed an aggregate of 26 million ordinary shares at a price of €6.25 per ordinary share to raise gross proceeds of €162.50 million.

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the ordinary shares to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority. Application has also been made to the London Stock Exchange for such shares to be admitted to trading and the closing of the placing is expected to take place on February 13, 2002.

The placement agents have been granted an over-allotment option to purchase from Ryanair up to an additional 4 million ordinary shares at a price of €6.25 per ordinary share within 30 days of the pricing of the offering.

The offering has been directed at both existing and new institutional investors in Ireland, the United Kingdom and other EU member states. The ordinary shares have been offered and sold outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933. The ordinary shares have not been, and will not be, registered under the Securities Act, and no offers or sales of the shares may be made in the U.S. or to U.S. persons.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of US persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Ends. Friday, 8th February 2002

For further information please contact:

Howard Millar
Ryanair Holdings plc
Tel: + 353 1 812 12 12

Pauline McAlester
Murray Consultants
Tel: + 353 1 663 33 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2002

Ryanair Holdings plc

By: /s/ Michael Cawley
Michael Cawley
Chief Financial Officer